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United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Sonia	Bednarowski

  Sandra Hunter Berkheimer

Re:	Cipher Mining Inc.

Registration Statement on Form S-3

Filed May 4, 2023

File No. 333-271641

Ladies and Gentlemen:

On behalf of our client, Cipher Mining Inc. (the “Company”), we are submitting this letter in response to the comment received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated May 23, 2023 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-3, as submitted to the Staff on May 4, 2023.

For ease of review, we have set forth below the numbered comment of the Comment Letter in bold type, followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Registration Statement on Form S-3.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

May 30, 2023

General

1.

We note that you have provided collateral in connection with your agreements with Luminant ET Service Company LLC and Vistra Operations Company LLC. Please tell us whether your bitcoin serves as collateral pursuant to these agreements or any other agreements. If so, to the extent material, please discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral, and explain any resulting material financing and liquidity risk this raises for your business.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the bitcoin the Company mines or holds does not serve as collateral under the Luminant ET Service Company LLC agreement, Vistra Operations Company LLC agreement or any other agreement.

* * *

May 30, 2023

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at +44 20 7710 3098 or e-mail at j.david.stewart@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart
J. David Stewart of LATHAM & WATKINS LLP

cc:	(via email)

Tyler Page, Chief Executive Officer, Cipher Mining Inc.

Edward Farrell, Chief Financial Officer, Cipher Mining Inc.

William Iwaschuk, Co-President, Chief Legal Officer and Corporate Secretary, Cipher Mining Inc.